UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

February 10, 2003

LVMH MOËT HENNESSY LOUIS VUITTON
(Translation of registrant's name into English)

30, avenue Hoche 75008 Paris, France
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F Ö	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2: 82- .)

INDEX

Item	Page

Press Release dated February 10, 2003	1

Signature	3

LVMH MOET HENNESSY LOUIS VUITTON
Limited liability company (Société Anonyme) with a capital of 146 981 223 EUROS
Corporate offices : 22, AVENUE MONTAIGNE 75 008 PARIS
Register of Commerce and Companies PARIS B 775 670 417 APE 741 J TVA FR 81 775 670 417

I - QUATERLY NET SALES OF THE HOLDING COMPANY (STANDING ALONE)

(EUR millions)

	2002	2001
Dividends and other incomes received from subsidiaries

First quarter	0	0
Second quarter	43	427
Third quarter	558	0
Fourth quarter	52	914

	653	1,341

Incomes from other activities

First quarter	20	14
Second quarter	59	46
Third quarter	24	8
Fourth quarter	41	73

	144	141

Total

First quarter	20	14
Second quarter	102	473
Third quarter	582	8
Fourth quarter	93	987

	797	1,482

LVMH MOET HENNESSY LOUIS VUITTON
Limited liability company (Société Anonyme) with a capital of 146 981 223 EUROS
Corporate offices : 22, AVENUE MONTAIGNE 75 008 PARIS
Register of Commerce and Companies PARIS B 775 670 417 APE 741 J TVA FR 81 775 670 417

II - GROUP CONSOLIDATED NET SALES

(EUR millions)

	2002	2001
Wines and Spirits

First quarter	457	384
Second quarter	459	471
Third quarter	540	554
Fourth quarter	810	822

	2,266	2,231

Fashion and Leather Goods

First quarter	1,081	891
Second quarter	935	853
Third quarter	1,009	903
Fourth quarter	1,169	966

	4,194	3,613

Perfumes and Cosmetics

First quarter	494	505
Second quarter	565	534
Third quarter	562	524
Fourth quarter	715	668

	2,336	2,231

Watches and Jewelry

First quarter	122	122
Second quarter	133	140
Third quarter	129	127
Fourth quarter	168	159

	552	548

Selective Retailing

First quarter	780	820
Second quarter	780	884
Third quarter	797	858
Fourth quarter	980	913

	3,337	3,475

Other Activities and Eliminations

First quarter	21	23
Second quarter	(9)	59
Third quarter	(10)	9
Fourth quarter	6	39

	8	130

CONSOLIDATED NET SALES

First quarter	2,955	2,745
Second quarter	2,863	2,941
Third quarter	3,027	2,975
Fourth quarter	3,848	3,567

	12,693	12,228

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LVMH Moët Hennessy Louis Vuitton

By:	\s\ Patrick Houel

Executive Vice President and
Chief Financial Officer

Dated: February 10, 2003